Correspondence 201212

December 17, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Vanport Acquisition I, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54787

Vanport Acquisition II, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54788

Vanport Acquisition III, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54789

Vanport Acquisition IV, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54790

Vanport Acquisition V, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54791

Dear Jeffrey Riedler and Jennifer Riegel:

We have reviewed your comments regarding the Form 10-12G filings Vanport Acquisition I, Corp., et al and have amended the filings as per below.

General

1.

Please include the Commission File Number on the cover page of each registration statement.

Response:

Commission File Number is included on the cover page of each registration.

Item 5. Directors and Executive Officers, Page 20

2.

We note your response to prior comment 2 in our comment letter dated October 31, 2012. Please revise your disclosure in the manner indicated below.

•

As Mr. Wahl was a partner at Squar, Milner, Peterson, Miranda & Williamson, LLP within the last five years, you are required to name the organization pursuant to Item 401(e) of Regulation S-K. Please revise your disclosure accordingly.

Response:

The second sentence in the first paragraph under the section titled, “ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS” on page 21 is updated to read, “From December 2007 to August 2009 he served as a partner at Squar, Milner, Peterson, Miranda & Williamson, LLP, a regional accounting firm”

/s/ Vanport Acquisitions I, II, III, IV and V

Newport Beach, California

December 17, 2012